UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-held Company

MATERIAL FACT

Result of the Competitive Procurement Procedure for the Sale

of the Mobile Assets UPI

Oi S.A. - In Judicial Reorganization ("Oi" or the "Company"), in compliance with Article 157, paragraph 4, of Law No. 6.404/1976 and the provisions of CVM Instruction No. 358/2002, hereby informs its shareholders and the market in general that, in accordance with the information disclosed in the Material Facts dated September 7, 2020 and September 8, 2020 and with the Amendment to the Judicial Reorganization Plan ratified by the 7th Corporate Court of the Capital of the State of Rio de Janeiro (the "Judicial Reorganization Court") on October 5, 2020 (the "Amendment to the JRP"):

(i)	On this date, the Judicial Reorganization Court held the hearing for the opening of closed bids submitted under the competitive procurement process for the sale of the Mobile Assets UPI, in the form and under the terms set forth in the Amendment to the JRP and in the Mobile Assets UPI Notice;

(ii)	During the bid hearing, there was only one closed proposal for the acquisition of the Mobile Assets UPI, which was presented jointly by Telefônica Brasil S.A., TIM S.A. and Claro S.A. (the “Bidders”), in the exact terms and conditions of the binding offer for the acquisition of the Mobile Assets UPI presented by the Bidders, in the amount of R$ 16.5 billion, of which R$ 756 million refer to transition services to be provided to the Bidders by Oi for up to 12 months, in addition to the commitment to enter into long-term agreements with Oi for the performance of services of transmission capacity, under “take or pay” modality, the net present value (NPV) of which, calculated for the purposes of and pursuant to the Amendment to the JRP, is R$ 819 million. Such amounts shall be paid in cash, in accordance with the terms and conditions provided for in the respective binding offer and in the respective Share Purchase and Sale Agreement set out in Attachment 5.3.9.1 of the Amendment to the JRP;

(iii)	Due to the fact that a single closed proposal for the acquisition of the Mobile Assets UPI was presented, the Judicial Reorganization Court ratified the offer presented by the Bidders as the winner of the competitive procurement process for the sale of the Mobile Assets UPI, after the favorable manifestation of the Government Attorney's Office of the State of Rio de Janeiro and of the Judicial Administrator;

(iv)	As provided for in the Mobile Assets UPI Notice, the respective Share Purchase and Sale Agreement will be executed with the Bidders, with the effective completion of the transfer of shares subject to compliance with the conditions provided for in such agreement, among which the prior consent of the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL) and the approval of the purchase and sale of shares by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).

The Company will keep its shareholders and the market informed about the development of the matters covered by this Material Fact.

Rio de Janeiro, December 14, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer